

SECU 12062162 SION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5/A
# PART III

| SEC FILE NUMBER |
|---|
| 8-13801 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MBSC Securities Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Park Avenue
(No. and Street)

New York (City) NY (State) 10166 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William H. Verity III (212) 922-7892
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) NY (State) 10154-0102 (Zip Code)



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 12 2012
REGISTRATIONS BRANCH
16


**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Gary Pierce, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MBSC Securities Corporation, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

LORETTA JOHNSTON
Notary Public, State of New York
No. 01JO5082006
Qualified in Bronx County
Commission Expires 7/14/2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**MBSC SECURITIES CORPORATION AND SUBSIDIARY**
(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

**Table of Contents**



**KPMG LLP**
345 Park Avenue
New York, NY 10154-0102

## Report of Independent Registered Public Accounting Firm

Stockholder and Board of Directors
MBSC Securities Corporation:

We have audited the accompanying consolidated statement of financial condition of MBSC Securities Corporation and Subsidiary (the Company) (an indirect wholly owned subsidiary of The Bank of New York Mellon Corporation) as of December 31, 2011, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MBSC Securities Corporation and Subsidiary as of December 31, 2011, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

KPMG LLP

February 27, 2012

**MBSC SECURITIES CORPORATION AND SUBSIDIARY**
(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Consolidated Statement of Financial Condition

December 31, 2011

(In thousands)

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents – note 1(e) | $ | 166,100 |
| Trading securities – at market value – notes 1(f) and 5 | | 499 |
| Receivables: | | |
| From related investment companies and affiliates – notes 9 (a) and (g) | | 26,904 |
| Other | | 4,264 |
| Total receivables | | 31,168 |
| Fixed assets, at cost, less accumulated depreciation and amortization – note 3 | | 2,738 |
| Investment in leveraged leases, net – note 7 | | 4,425 |
| Deferred sales commissions – note 4 | | 1,386 |
| Deferred income taxes, net – note 10 | | 10,443 |
| Other assets – note 12 | | 44,155 |
| Total assets | $ | 260,914 |
| **Liabilities and Stockholder's Equity** | | |
| Liabilities: | | |
| Income tax reserves, net – note 10 | $ | 1,022 |
| Due to related affiliates – note 9 (g) | | 28,134 |
| Reserve for legal proceedings – note 12 | | 37,810 |
| Accounts payable and accrued expenses | | 31,639 |
| Total liabilities | | 98,605 |
| Stockholder's equity | | |
| Common stock, no par value, authorized, issued, and outstanding 200 shares | | — |
| Additional paid-in capital | | 356,229 |
| Accumulated deficit | | (193,920) |
| Total stockholder's equity | | 162,309 |
| Total liabilities and stockholder's equity | $ | 260,914 |

See accompanying notes to consolidated financial statements.

**MBSC SECURITIES CORPORATION AND SUBSIDIARY**
(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Consolidated Statement of Income

Year ended December 31, 2011

(In thousands)

| | | |
|---|---|---|
| Revenues: | | |
| Distribution fee revenue – notes 1 (g) and 9(a) | $ | 234,193 |
| Asset management fees – note 1 (h) | | 15,570 |
| Commission income – note 1(i) | | 11,520 |
| Shareholder servicing revenue – notes 1(j) and 9(c) | | 10,525 |
| Asset management account reimbursements – note 1(k) | | 3,885 |
| Variable annuity fees – note 1 (i) | | 1,838 |
| Transfer pricing – notes 1(l) and 9 (d) | | 67,261 |
| Affiliate transfer revenue, net – notes 1(m) and 9 (e) | | 50,225 |
| Other revenues, net | | 11,569 |
| Total revenues | | 406,586 |
| Expenses: | | |
| Distribution expenses – note 9 (b) | | 205,426 |
| Salaries and employee benefits | | 98,432 |
| Occupancy and communication costs – note 8 | | 16,725 |
| Other selling, general, and administrative expenses – notes 9(f) and 12 | | 77,667 |
| Total expenses | | 398,250 |
| Income before income tax expense | | 8,336 |
| Income tax expense – note 10: | | |
| Federal | | 5,092 |
| State and local | | 900 |
| Total income tax expense | | 5,992 |
| Net income | $ | 2,344 |

See accompanying notes to consolidated financial statements.

**MBSC SECURITIES CORPORATION AND SUBSIDIARY**
(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Consolidated Statement of Changes in Stockholder's Equity

Year ended December 31, 2011

(In thousands)

| | | **Common stock** | **Additional paid-in capital** | **Accumulated deficit** | **Total stockholder's equity** |
|---|---|---|---|---|---|
| Balance at December 31, 2010 | $ | — | 346,595 | (196,264) | 150,331 |
| Intercompany tax benefits from Parent associated with goodwill of subsidiary – note 10 | | — | 6,784 | — | 6,784 |
| Amortization of stock options – notes 1(p) and 6 | | — | 1,959 | — | 1,959 |
| Restricted stock awards, net of forfeitures – notes 1(o) and 6 | | — | 891 | — | 891 |
| Net income | | — | — | 2,344 | 2,344 |
| Balance at December 31, 2011 | $ | — | 356,229 | (193,920) | 162,309 |

See accompanying notes to consolidated financial statements.

**MBSC SECURITIES CORPORATION AND SUBSIDIARY**
(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Consolidated Statement of Cash Flows

Year ended December 31, 2011

(In thousands)

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 2,344 |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Depreciation and amortization of fixed assets and capitalized software | | 893 |
| Amortization of restricted stock | | 3,513 |
| Amortization of stock options | | 1,959 |
| Amortization of leasing income | | (4,869) |
| Provision for litigation, net | | 810 |
| Deferred income taxes | | (976) |
| Changes in operating assets: | | |
| Decrease in trading securities | | 2 |
| Decrease in receivables from related investment companies and affiliates | | 4,721 |
| Increase in other receivables | | (1,012) |
| Increase in deferred sales commissions | | (51) |
| Increase in other assets | | (1,739) |
| Changes in operating liabilities: | | |
| Increase in due to related affiliates | | (1,539) |
| Increase in income tax reserves | | 128 |
| Decrease in accounts payable and accrued expenses | | (2,742) |
| Net cash provided by operating activities | | 1,442 |
| Cash flows from investing activities: | | |
| Acquisition of fixed assets and capitalized software | | (248) |
| Other investing activities | | 224 |
| Net cash used by investing activities | | (24) |
| Net increase in cash and cash equivalents | | 1,418 |
| Cash and cash equivalents at beginning of year | | 164,682 |
| Cash and cash equivalents at end of year | $ | 166,100 |
| Supplemental disclosures of cash flow information: | | |
| Taxes paid | $ | 514 |
| Taxes refunded | $ | 2,980 |

See accompanying notes to consolidated financial statements.

## (1) Nature of Business and Summary of Significant Accounting Policies

### *(a) Organization*

MBSC Securities Corporation (Company), a registered broker-dealer and a registered investment adviser, is a wholly owned subsidiary of The Dreyfus Corporation (Corporation), which is a wholly owned subsidiary of The Bank of New York Mellon Corporation (BNY Mellon). The Company provides various investment product related services and advisory services as follows:

Distribution and sales of mutual funds sponsored/administered by the Corporation and by BNY Mellon Asset Management, a division of BNY Mellon;

Distribution and sales of variable annuity products issued through insurance carriers;

Sales and marketing of various wrap fee and institutional separate account products for high net worth individuals, corporate pension plans, public employee trust funds, endowments and foundations;

Sales of private placements including hedge funds.

Introducing brokerage services are cleared primarily through an affiliate, Pershing LLC, on a fully disclosed basis. The Company's transactions for certain institutional customers are executed and cleared by or through a network of unaffiliated broker-dealers.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Fixed Income and Cash AM Service Company LLC (FICAMS). All significant intercompany accounts and transactions have been eliminated in consolidation.

### *(b) Preparation of Financial Statements*

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### *(c) Fair Value Measurement*

Fair value is defined under Financial Accounting Standards Board (FASB) *Accounting Standards Codification (ASC), 820, Fair Value Measurements and Disclosures*, as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It establishes a hierarchy of inputs for measuring value:

Level 1 inputs — Unadjusted quoted prices at the measurement date in active, accessible markets for identical assets or liabilities.

Level 2 inputs — Quoted prices in inactive markets for identical instruments, quoted prices in active markets for similar instruments, other observable inputs (interest rates and yield curves) or other inputs derived from/corroborated by observable market date.

Level 3 inputs — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The Company assigns assets and liabilities that are carried at fair value on a recurring basis to the level when they are acquired or incurred. Subsequent appropriate changes are evaluated each reporting period.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

### *(d) Financial Instruments*

ASC 825, *Financial Instruments*, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Management estimates that the fair value of financial instruments recognized in the statement of financial condition, including cash, receivables, securities owned, certain other assets and certain other liabilities, approximate their carrying value.

### *(e) Cash and Cash Equivalents*

Cash and cash equivalents include cash on hand, demand deposits and highly liquid investments including money market accounts with original maturities of three months or less at time of purchase. Due to the short-term nature of these instruments, this recorded value approximates fair value.

Cash and cash equivalents consisted of the following at December 31, 2011:

| | | |
|---|---|---|
| Cash | $ | 23,537 |
| Investments in money market funds | | 138,018 |
| Time deposits at The Bank of New York Mellon* | | 4,545 |
| Total cash and cash equivalents | $ | 166,100 |

* An affiliate of the Company

### *(f) Trading Securities*

Trading securities, consisting of equity securities at December 31, 2011, are carried at fair value based on exchange and broker quoted market prices and are classified within Level 1 of the fair value hierarchy. Unrealized gains and losses are included in Other revenue in the Company's

Consolidated Statement of Income. Purchases and sales of trading securities are recorded on a trade-date basis; realized gains and losses thereon are recorded on an identified-cost basis.

***(g) Distribution Fee Revenue***

Under various service plans adopted pursuant to Rule 12b-l under the Investment Company Act of 1940, the Company earns fees from certain funds advised and/or administered by the Corporation. Such fees are for promoting the sale of these funds, and for providing ongoing personal services relating to shareholder accounts and the maintenance of such shareholder accounts. The fee revenue from these funds is based on their respective average daily net assets and is included in Distribution fee revenue in the Company's Consolidated Statement of Income.

***(h) Asset Management Fees***

Asset management fees are earned from services provided to separately managed accounts. These services are sold through intermediaries (brokers and financial institutions) and directly to individuals. The revenue from such business is based on the value of assets managed at rates set forth in client agreements.

***(i) Commission Income and Variable Annuity Fees***

Commission income on the sale of mutual funds and securities is recorded on a trade date basis and is primarily driven by sales volume. The Company acts as the introducing broker in connection with transition trading services performed by Mellon Transition Management Services, a division of the Company. Variable annuity fees related to the distribution and sale of annuity products are recorded when earned. Commissions and fees rates are set forth in applicable agreements between the Company and the counterparty.

***(j) Shareholder Servicing Revenue***

Shareholder servicing revenue represents reimbursements received primarily from certain related investment companies for mutual fund shareholder servicing costs and from its related affiliates for costs incurred by the Company on their behalf. The related fee revenue from these funds is based on agreed upon reimbursable expense accounts at a capped annual fee rate and is included in Shareholder servicing revenue in the Company's Consolidated Statement of Income.

***(k) Asset Management Account Reimbursements***

The Corporation offers to certain third party intermediaries, for use by their customers or those of their introducing brokers, an Asset Management Account Services Program (AMA Program). The AMA program is tied to a securities account provided by the third party intermediary and may include a sweep into one or more money market funds, as well as certain banking services provided by or through an affiliate, The Bank of New York Mellon, N.A. (BNY Mellon, N.A.), which include credit and/or debit card issuance. Expenses incurred by the Company, in connection with the AMA product, are charged to other selling, general and administrative expenses. Terms of the expense



(Continued)

reimbursements from third party intermediaries are set forth in applicable agreements and are credited to revenue as earned.

***(l) Transfer Pricing***

An expense reimbursement agreement exists between the Corporation and the Company to provide reimbursement to the Company for distribution fees paid to third party intermediaries in excess of Rule 12b-1 fees collected (other than retail) (excess distribution costs) and other distribution related costs. Excess distribution costs are reimbursed based on the actual amount, while other distribution costs are reimbursed at cost plus 5%. Such reimbursements are settled monthly.

***(m) Affiliate Transfer Revenue, Net***

Affiliate transfer revenue, net includes charges paid to related affiliates for services rendered to the Company or credits received from related affiliates for various types of services provided by the Company. Transfer revenue is primarily related to transition trading services, sub-advisory services, and administrative services provided by or rendered to the Company.

***(n) Income Taxes***

The Company is included in the consolidated federal and combined state and local income tax returns filed by BNY Mellon. In addition, the Company files stand-alone tax returns in certain states including New Jersey. Income taxes are calculated using the modified separate return method, and the amount of current tax expense or benefit calculated is either remitted to or received from BNY Mellon, pursuant to a tax sharing agreement between BNY Mellon and the Company. The Company accounts for income taxes in accordance with ASC 740, *Income Taxes*, which requires recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets will be realized.

In accordance with ASC 740, *Income Taxes*, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. A tax position that fails to meet a more-likely than-not recognition threshold will result in either reduction of current or deferred tax assets, and/or recording of current or deferred tax liabilities. Interest and penalties, if applicable, related to income taxes are recognized as a component of the income tax expense.

The Company reflects the benefits of BNY Mellon's tax goodwill amortization as an addition to stockholder's equity on the statement of changes in stockholder's equity.

***(o) Restricted Stock***

Certain employees of the Company participate in BNY Mellon's Long Term Incentive Plan. Under the terms of this incentive plan, the awards paid may be in the form of BNY Mellon Restricted Stock. Restricted stock awards are issued at fair market value at the date of grant and cliff vest 100% over three years from the date of grant. The total cost of issuance is recognized as a component of



(Continued)

additional paid in capital and offset by a credit to additional paid in capital within stockholder's equity (the cost of issuance has no impact on the Company's stockholder's equity). Restricted stock awards are amortized over the vesting period and included in Income of the Company in Salaries and employee benefits. The amount of forfeitures reduces the additional paid in capital.

***(p) Stock Options***

Pursuant to ASC 718, *Compensation-Stock Compensation*, the Company recognizes compensation costs related to stock based awards with a graded vesting schedule on a straight-line basis over the required service period for the entire award. The offsetting credit is recorded as additional paid in capital.

***(q) BNY Mellon Fixed Income***

In order to develop a unified and more cohesive sales and marketing team to more effectively sell a broad range of fixed income, cash and currency solutions, the sales groups of Standish Mellon Asset Management Company LLC (Standish), Pareto New York LLC (Pareto) and BNY Mellon Cash Investment Strategies, a division of The Dreyfus Corporation, consolidated into one new division of the Company on January 1, 2011, called BNY Mellon Fixed Income. As part of this reorganization, the sales personnel from Standish and Pareto became employees of the Company. The Company is reimbursed from Standish and Pareto for the operating expenses incurred from their respective sales and marketing teams. Reimbursements for expenses incurred from related affiliates amounted to $2,506 for the year ended December 31, 2011 and are included in affiliate transfer revenue.

**(2) Summarized Financial Information of FICAMS**

The consolidated statement of financial condition as of December 31, 2011 reflects $5,407 of net assets attributable to the Company's subsidiary as well as certain elimination and reclassification adjustments which are not reflected in the Company's statement of financial condition contained in Part II of SEC Form X-17A-5 which is prepared on an unconsolidated basis.

**(3) Fixed Assets**

The Company provides for depreciation of fixed assets based on the estimated useful life of the assets using the straight-line method. Amortization of leasehold improvements is computed over the lesser of the economic useful life of the improvement or the term of the lease.

(In thousands)

The major classifications of fixed assets and their estimated useful lives at December 31, 2011 are as follows:

| | | |
|---|---|---|
| Furniture, fixtures and equipment (5-10 years) | $ | 1,547 |
| Leasehold improvements | | 5,212 |
| | | 6,759 |
| Less accumulated depreciation and amortization | | (4,021) |
| Fixed assets, net | $ | 2,738 |

**(4) Deferred Sales Commissions**

Certain funds sponsored by the Corporation offer multiple classes of shares. Class A shares are sold with a sales charge imposed at the time of purchase. Class C shares (excluding money market funds) are subject to a contingent deferred sales charge (CDSC) imposed on redemptions made within a specified period. Class C shares are also subject to an annual distribution fee payable to the distributor pursuant to a distribution plan adopted in accordance with Rule 12b-l under the Investment Company Act of 1940 (Rule 12b-l Plan). Sales commissions paid to third party intermediaries by the Company for selling Class C shares are capitalized and amortized to Income on a straight-line basis over twelve months (the investment-aging period). This amortization period approximates the period of time during which the sales commissions paid by the Company to broker-dealers for selling Class C shares are expected to be recovered from the funds through payments made pursuant to the funds' Rule 12b-l Plan.

The funds' Rule 12b-l Plan is subject to annual review by the funds' respective Boards of Directors. Any CDSC received by the Company is recorded as a contra-expense. This contra-expense is offset with a charge to Income for the related write-off of the unamortized deferred sales commissions associated with the redemptions for the period.

The following is the change in deferred sales commissions for the year ended December 31, 2011:

| | | |
|---|---|---|
| Balance at beginning of year | $ | 1,335 |
| C Share commissions | | 2,879 |
| Amortization expense | | (2,650) |
| Redemption write-offs | | (178) |
| Balance at end of year | $ | 1,386 |

The amortization and write off of unamortized deferred sales commissions are partially offset by CDSC income and are included in "Distribution expenses." CDSC contra-expense amounted to $578 for the year-ended December 31, 2011.

(In thousands)

## (5) Financial Instruments

The balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2011, are as follows:

| | Assets at fair value as of December 31, 2011 | | | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total |
| Cash equivalents-money market funds | $ 138,018 | — | — | 138,018 |
| Trading securites at fair value | 499 | — | — | 499 |
| Total | $ 138,517 | — | — | 138,517 |

## (6) Employees' Benefit Plans and Share Based Compensation Payments

The Bank of New York Mellon Corporation has defined benefit and defined contribution retirement plans covering substantially all full-time and eligible part-time employees of the Company. Employees contributions through payroll deductions into The Bank of New York Mellon Corporation 401(k) Savings Plan are matched by BNY Mellon's contribution of common stock, at the rate of $1.00 on the dollar, up to 4% of the employees' eligible pay and $0.50 on the dollar on the next 2% of the employees eligible pay. Costs charged to Income under the plans amounted to $1,926 for the year ended December 31, 2011 and are included in "Salaries and employee benefits" in the Consolidated Statement of Income.

Restricted Stock of BNY Mellon is issued to the Company's employees in connection with BNY Mellon's Long-term Profit Incentive Plan, as well as performance-based awards made to key employees at the discretion of the Compensation Committee of the Board of Directors of BNY Mellon. BNY Mellon grants employees of the Company deferred share awards, which provide the right to receive common shares of BNY Mellon at specified future dates. For the year ended December 31, 2011, the Company recognized approximately $3,513 in expense related to this plan, included in "Salaries and employee benefits" in the Consolidated Statement of Income.

The Company's Long-Term Incentive Plans provide for the issuance of BNY Mellon's stock options at fair market value at the date of grant to officers and employees of the Company. Generally, each option granted is exercisable between one and ten years from the date of grant. The compensation cost that has been charged to Income amounted to $1,959 for the year ended December 31, 2011.

## (7) Leveraged Leases

The Company is the lessor in several leveraged lease agreements entered into during 1996 and 1997 under which railroad cars and jet aircrafts were leased for periods between 16.5 and 25 years. The Company has net future rentals of $91,160 for leases maturing from 2012 through 2021. The Company's net income from leveraged lease transactions for the year ended December 31, 2011 amounted to $3,022.



(Continued)

(In thousands)

## (8) Minimum Lease Commitments

Future minimum payments, by year and in the aggregate, under noncancelable operating leases (premises) with initial or remaining terms of one year or more consisted of the following at December 31, 2011:

| | | Amount |
|---|---|---|
| Year ending December 31, : | | |
| 2012 | $ | 3,789 |
| 2013 | | 3,853 |
| 2014 | | 1,349 |
| 2015 | | 483 |
| 2016 | | 483 |
| 2017-2019* | | 1,088 |
| | $ | 11,045 |

* There are no rental commitments beyond 2019.

Approximate rental expense for operating leases on premises and equipment amounted to $11,683 and $254, respectively, for the year ended December 31, 2011. Rental expense for premises (see note 9h) are included in "Occupancy and communication costs" while equipment charges are included in "Other selling, general and administrative expenses" in the Consolidated Statement of Income.

## (9) Related Party Transactions

(a) Distribution fee revenue represents fees earned from certain funds advised and/or administered by the Corporation. Included in Distribution fee revenue in the Company's Consolidated Statement of Income is $234,193 in revenue from related investment companies and receivables on the Consolidated Statement of Financial Condition of $23,640 from related investment companies.

(b) Distribution expenses represent expense incurred by the Company to service agents/dealers for fund shareholders, who are also the Company's clients and/or distributors. Included in Distribution fee expenses in the Company's Consolidated Statement of Income are $70,043 in expenses to affiliates.

(c) Shareholder servicing revenue represents reimbursements received primarily from certain related investment companies for costs incurred by the Company on their behalf. The Company's Consolidated Statement of Income includes Shareholder servicing revenue of $10,525.

(d) Transfer pricing revenue represents the expense reimbursement from the Corporation payable to the Company for excess distribution fees and other distribution costs. In 2011, distribution revenue exceeded distribution costs by $22,581 primarily as a result of money market fund fee waivers. Such fees are refunded to the Corporation at cost while other distribution related costs amounted to $85,563 and are reimbursed to the Company at cost plus 5% or $89,842. The Company's Consolidated Statement of Income includes Transfer pricing revenue of $67,261.



(Continued)

(In thousands)

(e) Affiliate transfer revenue, net, includes charges paid to related affiliates for services rendered to the Company or credits received from affiliates for various types of services provided by the Company.

The following table summarizes Affiliate transfer revenue, net by source of service:

| | | |
|---|---|---|
| Expense reimbursements | $ | 39,985 |
| Distribution (primarily offshore money market funds) | | 6,095 |
| Mellon Transition Management | | 5,869 |
| Private placements | | 3,356 |
| Investment advisory-mutual funds | | 552 |
| Investment advisory-separate managed accounts | | (2,584) |
| Asset management accounts | | (3,048) |
| Total affiliate transfer revenue | $ | 50,225 |

(f) The Company has been billed $44,682, for its share of certain expenses incurred by related affiliates on its behalf for internal services used. These expenses include services such as payroll, human resources, information systems, legal and accounting. In addition, expenses of the Company have been reduced by approximately $1,422 during the year for reimbursements received primarily from its related affiliates for costs incurred by the Company on their behalf for internal services provided. These costs include services such as administration, accounting and salary reimbursements. Such internal services used and provided are included in "Other selling, general and administrative expenses."

(g) As of December 31, 2011, amounts receivable and payable from and to affiliates are $3,264 and $28,134, respectively.

(h) Rental expense for premises includes $6,811 for space occupied and allocated from related affiliates, such charges are included in "Occupancy and communication costs".



(Continued)

(In thousands)

### (10) Federal, State and Local Income Taxes

Current and deferred income taxes included in the Consolidated Statement of Income as determined in accordance with ASC 740, *Income Taxes*, are as follows:

| | | |
|---|---|---|
| Current: | | |
| Federal | $ | 6,058 |
| State and local | | 910 |
| Current income tax | | 6,968 |
| Deferred: | | |
| Federal | | (966) |
| State and local | | (10) |
| Deferred income tax | | (976) |
| Income tax expense | $ | 5,992 |

The difference between the total income tax expense and the amount computed by applying the statutory federal income tax rate to the pre-tax income for the year ended December 31, 2011 is as follows:

| | | Amount | Percentage of pretax income |
|---|---|---|---|
| Federal statutory tax rate | $ | 2,917 | 35.0% |
| State and local income tax expense, net of federal income taxes | | 585 | 7.0 |
| Nondeductible expenses | | 2,481 | 29.8 |
| Other | | 9 | 0.1 |
| Total income tax expense | $ | 5,992 | 71.9% |



(Continued)

(In thousands)

The tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets and deferred tax liabilities are as follows:

| | | |
|---|---|---|
| Deferred tax assets: | | |
| Leveraged leases | $ | 5,159 |
| Deferred compensation | | 3,053 |
| Depreciation and amortization of fixed assets | | 2,618 |
| Litigation reserve | | 307 |
| Other | | 47 |
| Total gross deferred tax assets | | 11,184 |
| Valuation allowance | | — |
| Deferred tax liabilities: | | |
| Deferred sales commissions | | (533) |
| Amortization of intangibles | | (208) |
| Total gross deferred tax liabilities | | (741) |
| Net deferred tax asset | $ | 10,443 |

The Company determined that it was not required to establish a valuation allowance for deferred tax assets, as it is more likely than not that the deferred tax assets will be realized through utilization of the Company's Income to reduce consolidated Federal and combined state and local income tax expense as a result of the Company's tax sharing arrangement with BNY Mellon.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

| | | |
|---|---|---|
| Balance at January 1, 2011 | $ | 23,325 |
| Prior period tax positions | | |
| Increases | | 6,077 |
| Decreases | | — |
| Current period tax positions | | — |
| Settlements | | — |
| Statute expiration | | — |
| Balance at December 31, 2011 | $ | 29,402 |

Of the above balance at December 31, 2011, $664 represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in future periods.

Pursuant to ASC 740, *Income Taxes*, the Company recognizes accrued interest and penalties, as appropriate, related to unrecognized income tax benefits in income tax expense. The Company recognized no interest in 2011 and had a $300 balance of accrued interest at December 31, 2011.



(Continued)

(In thousands)

BNY Mellon's federal consolidated income tax returns are closed to examination through 2002. The New York State and New York City return examinations have been completed through 2008.

The Company does not expect any change in the total amount of unrecognized tax benefits over the next 12 months to have a material impact on the Company's financial statements.

The Company obtains a permanent tax benefit from the amortization of goodwill recorded on the Parent for book purposes but deductible by the Company for tax purposes. The tax benefit is treated as a contribution to capital by the Parent to the Company. The benefit approximates $6,784 for federal, state and local purposes for the year ended December 31, 2011.

## (11) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined as equal to the greater of $250 or 2% of the aggregate debit balances arising from customer transactions.

The Company acts as an introducing broker-dealer, clearing trades on a fully disclosed basis and does not carry customer or broker-dealer accounts. Net capital may fluctuate on a daily basis. At December 31, 2011, the Company had net capital of $64,911 which was $64,661 in excess of the required net capital.

The net capital rules may effectively restrict the payment of cash distributions and the withdrawal of equity capital.

## (12) Litigation

In the ordinary course of business the Company may be a defendant or codefendant in legal actions. In accordance with applicable accounting guidance, the Company establishes reserves for litigation and regulatory matters when those matters proceed to a stage where they present loss contingencies that are both probable and reasonably estimable. In such cases, there may be a possible exposure to loss in excess of any amounts accrued. The Company will continue to monitor such matters for developments that will affect the amount of the reserve, and will adjust the reserve amount as appropriate.

(In thousands)

**Chaney (formerly Dale) v. MBSC**

This is an action brought in 2001 by insurance commissioners for the States of Mississippi, Tennessee, Missouri, Oklahoma and Arkansas in their official capacities as receivers for seven insolvent insurance companies that were defrauded by Martin Frankel. The receivers sought to recover damages from over 70 persons and entities, including the Company. The parties mediated the case on September 28, 2011 and reached a settlement which generated the accrual of $37,500 included in Reserve for legal proceedings in the Company's Consolidated Statement of Financial Condition. The Company has a binding agreement in place with its insurers to fund $37,000 of the expected loss; the Company will fund the remaining $500. The reimbursement from insurance coverage is included in Other assets in the Company's Consolidated Statement of Financial Condition. The settlement must be approved by the various state courts in which the insurance company receiverships are located. The Company has secured four out of five necessary approvals, and expect that the final approval will be granted in the near term.

## (13) Subsequent Events

The Company evaluated subsequent events through February 27, 2012, the date at which the financial statements were available to be issued, and determined that there are no items to disclose.

**Schedule I**

**MBSC SECURITIES CORPORATION AND SUBSIDIARY**
(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Unconsolidated Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2011

(In thousands)

| | | |
|---|---|---|
| Computation of net capital: | | |
| Total consolidated stockholder's equity (from consolidated statement of financial condition) | $ | 162,309 |
| Deduct stockholder's equity of consolidated subsidiary not allowable for net capital | | (5,407) |
| Total capital and allowable subordinated liabilities | | 156,902 |
| Deductions and/or charges: | | |
| Nonallowable assets: | | |
| Due from related investment companies and affiliates, net | | 25,490 |
| Other receivables | | 4,264 |
| Fixed assets, net | | 2,693 |
| Investment in leveraged leases, net | | 4,425 |
| Deferred sales commissions | | 1,386 |
| Deferred income taxes | | 10,436 |
| Reimbursement from insurance coverage | | 37,000 |
| Other assets | | 3,462 |
| Total non allowable assets | | 89,156 |
| Unsecured debits | | — |
| Tentative capital before haircut | | 67,746 |
| Haircuts | | (2,835) |
| Net capital | | 64,911 |
| Minimum capital required | | 250 |
| Net capital in excess of requirement | $ | 64,661 |

**Schedule I**

**MBSC SECURITIES CORPORATION AND SUBSIDIARY**
(An indirect Wholly Owned subsidiary of
The Bank of New York Mellon Corporation)

Unconsolidated Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2011

(In thousands)

| | | As filed | Adjustment | As per Schedule I |
|---|---|---|---|---|
| Computation of net capital: | | | | |
| Total consolidated stockholder's equity (from consolidated Statement of financial condition) | $ | 162,549 | (240) | 162,309 |
| Deduct stockholder's equity of consolidated subsidiaries not allowable for net capital | | (5,407) | — | (5,407) |
| Total capital and allowable subordinated liabilities | | 157,142 | (240) | 156,902 |
| Less nonallowable assets | | 93,264 | (4,108) | 89,156 |
| Tentative capital before haircuts | | 63,878 | 3,868 | 67,746 |
| Haircuts | | (2,835) | — | (2,835) |
| Net capital | $ | 61,043 | 3,868 | 64,911 |

This unconsolidated computation of net capital does not include the accounts of FICAMS, a wholly owned subsidiary, of the Company (see note 2 of the consolidated financial statements). Audit adjustments resulted in the netting of State Net Operating Loss ("NOL") deferred income tax assets with the corresponding reserve for the State NOLs.

**Schedule II**

**MBSC SECURITIES CORPORATION**
(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Statement of Exemption from Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2011

The Company is exempt from Rule 15c3-3 pursuant to paragraph (k)(2)(ii) of the Rule. The Company's securities transactions and transactions with and for customers are executed and cleared primarily by an affiliated broker-dealer, Pershing LLC, on a fully disclosed basis. The Company's transactions for certain institutional customers are executed and cleared by or through a network of unaffiliated broker-dealers.

See accompanying report of independent registered public accounting firm.



**KPMG LLP**
345 Park Avenue
New York, NY 10154-0102

## Report of Independent Registered Public Accounting Firm

The Board of Directors
MBSC Securities Corporation:

In planning and performing our audit of the consolidated financial statements of MBSC Securities Corporation and Subsidiary (the Company)(an indirect wholly owned subsidiary of The Bank of New York Mellon Corporation), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2012

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# Submission Query Results

The number of results returned is 1

*(Results as of 04/17/2014 09:19:10 AM)*



| | ▶ | Company | Sub/Form Type | File No | Filing Date ▼ | Owner Org | Items/Exemps | S&C | CIK | Period | Rev | Interim Disp Date | Interim DC | Final Disp Date | Final DC |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ☐ | ▶ | MBSC SECURITIES CORPORATION | X-17A-5 | 008-13801 | 10/12/2012 | GE | | No | 0000277871 | 12/31/2011 | | | | 10/12/2012 | CX |

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